Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in the financial condition of the Company between September 30, 2017 and December 31, 2016, and the results of operations for the three and nine months ended September 30, 2017 (“Q3 2017” and “YTD 2017”, respectively) and for the three and nine months ended September 30, 2016 (“Q3 2016” and “YTD 2016”, respectively). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2016 (“FY 2016”). In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiaries.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in thousands of Canadian dollars and in thousands of Danish Kroners (“DKK”) where applicable, except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of Canadian dollars, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated November 22, 2017. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company’s principal asset is its Maniitsoq Property, in southwestern Greenland, a district scale land position. The Company is predominantly focussing its resources on exploration and resource development of its Maniitsoq nickel sulphide project, in addition to its exploration programs on its Sudbury, Ontario nickel properties being Post Creek and Halcyon and Section 35 being a property in the United States.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.  The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985.  In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993.  The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also, effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

On August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

Overall Performance — Highlights of YTD 2017 and as of the Date of this Report

Financing Activities

•                  On April 6, 2017, the Company announced the filing of a preliminary short form prospectus in connection with a proposed marketed offering of units of the Company (the “Units”) for gross proceeds of up to $15,000 (the “Offering”). The Offering was conducted on a best-efforts basis through Paradigm Capital Inc. (the “Agent”), acting as agent. The Company intends to use the net proceeds of the Offering for the commencement of a work program and additional exploration and drilling activities to be completed at the Company’s Maniitsoq project in Greenland and for general corporate and working capital purposes.

•                  On June 2, 2017, the Company announced the filing of a final short form prospectus in connection with its previously announced proposed marketed offering of Units of the Company.

•                  On June 8, 2017, the Company announced the closing of an equity financing in connection with its previously announced marketed offering of the Units for total gross proceeds of $10,877 (the “Offering”). The Company has issued under the Offering 145,030,833 Units at a price of $0.075 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company.

•                  On August 8, 2017, the Company announced that it has entered into an agreement to complete a non-brokered private placement (the “Placement”) of 40,982,448 Units at a price of $0.075 per Unit for aggregate gross proceeds of $3,074. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company.

•                  On August 15, 2017, the Company announced the closing of the non-brokered private placement of 40,982,448 Units at a price of $0.075 per Unit for aggregate gross proceeds of $3,074.

Corporate Activities

•                  On February 22, 2017, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 8,137,500 common shares in the capital of the Company pursuant to the Company’s stock option plan. All options are exercisable for a period of five years at an exercise price of $0.12 per share.

•                  On March 1, 2017, the Company appointed Mr. Alexander Dann as Chief Financial Officer of the Company. Mr. Dann has over 20 years’ experience leading financial operations and strategic planning for multinational companies, primarily in the mining sector.

•                  On June 29, 2017, the Company announced the results of the Annual General and Special Meeting (the “Meeting”) of shareholders held on June 29, 2017. The shareholders ratified and approved the number of directors at six (6) and Doug Ford, Jim Clucas, Gilbert Clark, Christopher Messina, Keith Morrison and John Sabine were re-elected as directors of the Company for the ensuing year. In addition, Dale Matheson Carr-Hilton LaBonte LLP were re-appointed as auditors and shareholders approved the Company’s Stock Option Plan as detailed in the Management Information Circular dated as of May 25, 2017.

•                  On November 15, 2017, the Company announced that it has retained Dr. Peter Lightfoot as Chief Geologist and appointed Mr. Chris Hopkins as Chief Financial Officer of the Company.

Exploration & Development Activities

•                  On March 15, 2017, the Company announced the positive results of mineralogical studies performed by SGS Canada Inc. (“SGS”) on four drill core samples of nickel-copper sulphides from the 2016 exploration program at the Maniitsoq Ni-Cu-Co-PGE sulphide project in southwest Greenland. The objectives of the study were to determine the modal mineralogy, mineral texture, nickel, copper and cobalt deportment, and the liberation, association and exposure of the nickel, copper and iron sulphides of each sample.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

•                  On March 17, 2017, the Company filed a National Instrument 43-101 (“NI-43-101”) updated technical report documenting its recent work on the its wholly-owned Maniitsoq property in southwest Greenland. The report, titled “Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” was filed on SEDAR under the Company’s issuer profile at www.sedar.com.

•                  On March 29, 2017, the Company announced the grant of a watershed prospecting licence for the assessment and development of potential hydropower resources on its wholly-owned Maniitsoq nickel sulphide project in southwest Greenland. The Company intends to assess the watershed as a potential source of power for its Maniitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

•                  On June 20, 2017, the Company announced that the 2017 exploration program commenced at its 100% owned Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland. The Company is undertaking the third year of a focussed three-year strategy to advance the Maniitsoq Project.

•                  On July 13, 2017, the Company announced that it has finalized the details for the acquisition of a watershed (“0.6H”) prospecting licence that overlaps the eastern boundary of its 100% owned Maniitsoq nickel sulphide project in southwest Greenland.

•                  On August 30, 2017, the Company announced a Maniitsoq exploration program update.

•                  On October 10, 2017, the Company announced the report on the first assays from the 2017 drilling program at Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland. Assay results were for holes completed at the Mikissoq target area.

•                  On October 19, 2017, the Company announced further drilling results at Maniitsoq that extends the known Spotty Hill mineralization and indicates further potential at depth.

•                  On November 14, 2017, the Company announced the drilling results from three holes completed to test the P-013 SE target at Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company are exploration properties without mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an artic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deepwater coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season.  The optimum shipping conditions are due to the Irminger current, a tributary of the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deepwater port and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property consists of two exploration licences, No. 2011/54 and No. 2012/28 comprising 2,689 and 296 square kilometres, respectively. The property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973. KØ discovered a number of surface and near surface nickel-copper sulphide occurrences and this work was instrumental in proving the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54 (the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. There will be an annual licence fee on the Sulussugut License for year 6 and forward of approximately DKK 41.

Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License — 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2011	2012	2013	2014	2015	2016
Fixed amount		146	149	310	313	317	—
4841 km2 of DKK 1.460 per km2		7,068
4841 km2 of DKK 1.490 per km2			7,213
3336 km2 of DKK 7.760 per km2				25,887
2689 km2 of DKK 7.830 per km2					21,055	—	—
2689 km2 of DKK 7.940 per km2						21,351	—

Exploration obligation		7,214	7,362	26,197	21,368	21,668	—
Total Credits Available
Approved exploration expenditures		8,489	23,616	37,349	55,509	59,150	61,109
Exploration obligation		(7,213)	(7,362)	(26,198)	(21,368)	(21,668)	—
Credit from previous year		—	1,276	17,530	28,681	62,822	100,304

Total Credit	DDK	1,276	17,530	28,681	62,822	100,304	161,413

Average Annual Rate DDK to CAD		0.1847	0.1726	0.1834	0.1968	0.1901	0.1969

The accumulated exploration credits held at the end of 2016, DKK 161,413 (approximately $31,382) can be carried forward as follows:

Carry forward period:
a)	DKK 41,154	from 2014 until December 31, 2019
b)	DKK 59,150	from 2015 until December 31, 2020
c)	DKK 61,109	from 2016 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License.

In 2016, there was no exploration commitment.  The Company completed approved expenditures for 2016 of DKK 61,109 (approximately $12,032).  With a credit from 2014 of DKK 41,154 (approximately $8,099) and a credit from 2015 of DKK 59,150 (approximately $11,250), a commitment of $nil left the Company with excess credits of DKK 161,413 (approximately $31,382). The Sulussugut License area was not reduced in 2016.

Ininngui License - 2012/28

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area near Ininngui, Greenland. The Ininngui License is contiguous

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017 with the Sulussugut License. The Ininngui License was valid for 5 years until December 31, 2016. The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 14, 2017, with December 31, 2017 being the sixth year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016
Fixed amount		149	155	313	318	323
142 km2 of DKK 1.490 per km2		211
265 km2 of DKK 1.550 per km2			411
265 km2 of DKK 7.830 per km2				2,075
296 km2 of DKK 7.940 per km2					2,350
296 km2 of DKK 8.080 per km2						2,392

Exploration obligation		360	566	2,388	2,668	2,715
Total Credits Available
Approved exploration expenditures		2,872	2,966	5,470	6,276	6,790
Exploration obligation		(360)	(576)	(2,388)	(2,668)	(2,715)
Credit from previous year		—	2,512	4,902	7,984	11,592

Total Credit	DDK	2,512	4,902	7,984	11,592	15,667

Average Annual Rate DDK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969

Carry forward period:
a)	DKK 2,611	from 2014 until December 31, 2018
b)	DKK 6,276	from 2015 until December 31, 2019
c)	DKK 6,790	from 2016 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,697 (approximately $1,635) between the years ended December 31, 2012 to 2016 by incurring $2,722 on the Ininngui License.

In 2016 (year 5 of the Ininngui License), there was an exploration commitment of DKK 2,715 (approximately $535).  The Company completed approved expenditures for 2016 of DKK 6,790 (approximately $1,337).  With a credit from 2015 of DKK 11,602 (approximately $2,242) and commitment of DKK 2,715 for 2016, it results in excess credits of DKK 15,667 (approximately $3,044). The Ininngui License area was not reduced in 2016.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For both licenses, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22.  The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Exploration History

Period — 2012-2015

During the period of 2012 to 2015, the Company undertook numerous exploration activities and completed various mineralogical studies.  The details of the results and areas explored can be viewed in technical reports and other pertinent information found on the Company’s website at www.northamericannickel.com.

Year ended December 31, 2016

(All drill intercepts described in this section refer to core lengths not true widths)

On March 30, 2016, the Company filed a National Instrument 43-101 Technical Report on the Maniitsoq property.

On April 11, 2016, the Company reported the results of QEMSCAN mineralogical analyses from drill core announcing the potential for high nickel recoveries from Maniitsoq mineralization, similar to results from previous studies.

In 2016, the Company completed an exploration program comprising 9,596 metres of drilling in 30 drill holes and two drill hole extensions, borehole electromagnetic surveys, 13 line-kilometres of surface electromagnetic surveying, 53 line-kilometre of surface induced polarization (IP) surveying and ground follow-up of VTEM, geological and remote sensing targets.

On September 20, 2016, the company announced the first assay results from the 2016 drilling program. Three drill holes from the P-053 target intersected nickel-copper sulphide mineralization which extended the area of known mineralization to the east and down plunge and also indicated the potential for a second mineralized zone. Highlights included:

MQ-16-104 MQ-16-106

2.42% nickel, 0.09% copper and 0.12 g/t platinum + palladium + gold over 1.25 metres
0.65% nickel and 0.25% copper over 20.05 metres including
1.17% nickel, 0.33% copper and 0.12 g/t platinum + palladium + gold over 6.55 metres

MQ-16-107	1.10% nickel, 0.19% copper and 0.11 g/t platinum + palladium + gold over 3.45 metres

On October 12, 2016, the Company announced the intersection high grade remobilized massive and breccia sulphide veins in two drill holes at the P-058 target in the Fossilik area which have extended the mineralized zone by 150 metres in a down-dip direction:

MQ-16-105	3.41% nickel, 0.28% copper, 0.10% cobalt and 0.13 g/t Platinum + palladium + gold over 10.2 metres including:
4.85% nickel, 0.29% copper, 0.14% cobalt and 0.13 g/t platinum + palladium + gold over 4.1 metres
MQ-16-111	3.93% nickel, 0.25% copper, 0.10% cobalt and 0.09 g/t platinum + palladium + gold over 3.06 metres

On October 26, 2016, the Company announced the discovery of a new zone of nickel-copper sulphide mineralization at the P-013 SE target. Hole MQ-16-109 intersected high grade remobilized sulphides averaging 2.88% nickel, 0.80% copper, 0.06% cobalt and 0.46 g/t platinum + palladium + gold over 13.35 metres.

On October 31, 2016, the Company announced the discovery of a new zone of norite-hosted nickel and copper mineralization at Mikissoq. The mineralization is located approximately 130 metres below previously intersected shallow mineralization and was intersected over a dip extent of 105 metres in three holes completed on the same section:

MQ-16-113	0.81% nickel and 0.36% copper over 53.25 metres including 2.56% nickel and 0.37% copper over 5.15 metres
MQ-16-117	1.08% nickel and 0.54% copper over 74.05 metres including 1.84% nickel and 0.64% copper over 13.65 metres
MQ-16-118	0.51% nickel and 0.25% copper over 47.0 metres including 1.03% nickel and 0.32% copper over 15.0 metres

On November 16, 2016, the Company announced drilling results from Spotty Hill at the IHC. Hole MQ-16-121 intersected stringer sulphide mineralization averaging 1.59% Ni, 0.30% Cu and 0.66 g/t Pt+Pd+Au over 4.75 metres. This intersection

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017 is located approximately 115 metres down plunge of existing mineralization and represents an expansion of the Spotty Hill mineralized system. Borehole electromagnetic (BHEM) surveys also identified new moderate to high conductance off-hole anomalies which are untested. A gradient array Induced Polarization (IP) survey defined a northwest trend of elevated chargeability over 1.8 kilometres, extending from G-004 through Spotty Hill to Mikissoq. These results, coupled with the new discovery at Mikissoq, indicate the strong exploration potential for this trend of norite-pyroxenite stratigraphy within the IHC area.

In December 2016, the Company announced results of drilling, IP surveying and surface sampling in the P-030-032 and Fossilik areas. Highlights included:

P-030-032:

•                  Gradient IP chargeability anomalies coincident with two-kilometre-long P-030-032 norite intrusion

•                  Surface grab sample at P-094 target containing 2.26% nickel, 0.67% copper and 0.33 g/t platinum + palladium + gold

•                  New drill intersection discovery of norite hosted nickel-copper sulphides at P-094 where hole MQ-16-124 returned 0.54% nickel and 0.16% copper over 8.0 metres

Fossilik Area:

•                  Intersection of high grade stringer and vein sulphides including 3.05% nickel and 0.22% copper over 0.5 metres in hole MQ-16-131 confirms continuity of P-058 mineralization from near surface to a vertical depth of 350 metres

•                  Gradient IP chargeability anomalies coincident with Fossilik intrusion

•                  Surface grab samples returning values of up to 2.36% nickel, 0.41% copper and 0.71 g/t platinum + palladium

In late 2016, the Company signed an agreement for QEMSCAN Mineralogy on four samples from Maniitsoq.

Exploration and Development Activities during YTD 2017

(All drill intercepts described in this section refer to core lengths not true widths)

On March 15, 2017, the Company announced the results of mineralogical studies performed by SGS Canada Inc. (“SGS”) on four drill core samples of nickel-copper sulphides from the 2016 exploration program at the Maniitsoq Ni-Cu-Co-PGE sulphide project in southwest Greenland. The representative samples were obtained from the Mikissoq and P-058 mineralized norite intrusions at the Imiak Hill Complex and Fossilik area, respectively. The objectives of the study were to determine the modal mineralogy, mineral texture, nickel, copper and cobalt deportment, and the liberation, association and exposure of the nickel, copper and iron sulphides of each sample.

Highlights from the report include:

•                  Nickel:

•                  93.5 to 95.9% of the total nickel in each sample is contained within pentlandite. Potential pentlandite recoveries range from 94.9 to 96.8% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres;

•                  2.3 to 4.4% of the total nickel in each sample is contained within pyrrhotite; and

•                  Pentlandite D50 (µm) grain sizes range from 42 to 46 micrometres.

•                  Copper

•                  All copper is hosted by chalcopyrite. Potential chalcopyrite recoveries for the Mikissoq samples range from 90.6 to 94.3% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres. Potential chalcopyrite recovery for the P-058 sample is 75.2%; and

•                  Chalcopyrite P50 (µm) grain sizes range from 26 to 34 micrometres.

•                  Cobalt:

•                  Pentlandite and pyrite are the main hosts of the cobalt in the samples.

•                  Sulphide mineral species identified in each sample are pyrrhotite, pentlandite, pyrite and chalcopyrite.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

•                  Orthopyroxene, amphibole, feldspar and clinopyroxene are the major silicates. Talc was identified by QEMSCAN in all samples and confirmed by XRD in two out of the four samples. Talc abundances (in crushed samples) were 0.88% for the P-058 sample and 4.1 to 10.1% for the Mikissoq samples.

On March 29, 2017, the Company announced the granting of a watershed prospecting licence for the assessment and development of potential hydropower resources on its 100%-owned Maniitsoq nickel sulphide project in southwest Greenland. The licence was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government subsequent to a review of the Companies prospecting plan. The licence provides for the exclusive right to assess and develop potential hydropower resources for the production of electricity.  The licence is in force for two years with the option to extend it for an additional three years. Subsequently, an exploitation licence can be awarded following a successful assessment of the watershed. A map of watershed 0.6H in relation to the Maniitsoq property boundary is provided in Figure 1.

The Company intends to assess the watershed as a potential source of power for its Manitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

The watershed of interest overlaps with the eastern flank of the Maniitsoq project area and is characterized by several sites with potential for hydropower development.

On May 5, 2017 the Company signed a contract with Effla Consulting Engineers ““EFFLA”) to provide a one-year review of the hydropower potential of watershed 0.6H. The review will be based upon existing in-house databases supplemented by hydrologic data from Asiaq the hydrogeology arm of the Greenland Government and will also include technical, environmental and socio-economic studies as a basis for evaluating the possible exploitation of the hydropower resources for production of electricity. EFLA will document physical and economical aspects of practical opportunities for hydropower development, examine the local topography and provide an initial assessment of the development’s viability, identify key areas of risk and suggest mitigation actions, and determine the economic viability of hydropower development at watershed 0.6H.

During the course of the assessment the Company will also work closely with Nukissiorfiit the Greenland Energy Company responsible for supplying most of Greenland with electricity, water and heat from hydropower.

On June 20, 2017, the Company commenced the 2017 exploration program at its 100% owned Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland.

The Company is undertaking the third year of a focussed three-year strategy to advance the Maniitsoq Project. The primary exploration objective in 2017 is to carry out step-out drilling at three key locations, the Imiak Hill Complex (IHC), Fossilik and P-013SE, in order to advance one or more areas to delineation drilling stage for 2018 (Figure 2). Concurrently, the Company will be carrying out infrastructure-related and environmental baseline studies and advancing the project’s social license through on-going corporate social responsibility initiatives.

The 2017 exploration program will target  approximately 11,000 metres of diamond drilling and also include borehole gyro, electromagnetic (BHEM), optical televiewer and physical properties surveys, surface electromagnetic and Induced Polarization (“IP”) geophysical surveys, mapping, prospecting, sampling, structural geological studies and 3D modeling. A key component of program implementation will be the 3D integration and modeling of all exploration data in order to optimize drill hole targeting and develop new drilling targets within prospective norite stratigraphy.

The three areas selected for drilling in 2017 are a culmination of the exploration work carried out in 2015 and 2016. Fossilik and the IHC each represent areas where one or more discrete and open sulphide lenses and multiple untested exploration targets have been defined. P-013 SE represents a new discovery of high grade nickel sulphide mineralization which has only been tested with one drill hole to date. In particular, step-out drilling will be carried out to follow-up significant sulphide mineralization intersected in 2016 at the following zones:

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

P-058 (Fossilik)

MQ-16-105:	10.20 metres of 3.41% Ni, 0.28% Cu, 0.10% Co and 0.13 g/t Pt+Pd+Au

P-013 SE

MQ-16-109:	13.35 metres of 2.88% Ni, 0.80% Cu, 0.06% Co and 0.46 g/t Pt+Pd+Au

Mikissoq (IHC)

MQ-16-117:	74.05 metres of 1.08% Ni, 0.54% Cu, 0.03% Co and 0.11 g/t Pt+Pd+Au

Spotty Hill (IHC)

MQ-16-121:	4.75 metres of 1.59% Ni, 0.30% Cu, 0.04% Co and 0.66 g/t Pt+Pd+Au

The Company’s exploration base camp on Puiattoq Bay was re-opened in late May and early June. The exploration program was carried out from mid-June to late September.

On July 13, 2017, the Company announced that it has finalized the details for the acquisition of its previously announced grant of a watershed (“0.6H”) prospecting licence that overlaps the eastern boundary of its 100% owned Maniitsoq nickel sulphide project in southwest Greenland.

Surveys in support of an Environmental and Social Impact Assessment are ongoing and are a requirement for an Exploitation Licence for the Maniitsoq property. Environmental surveys were commenced in June in the areas of active exploration and were completed in July.  This included the recently acquired watershed 06.H currently being assessed for the potential to develop a hydropower resource.

On August 30, 2017, the Company announced an update on the 2017 exploration program underway at its 100%-owned Maniitsoq nickel sulphide project in Southwest Greenland.  Step-out drilling was completed at the P-013 SE target and was in progress at the Imiak Hill Complex (IHC) and Fossilik area. A total of 5,378 metres in fifteen holes were completed to August 25th out of the total 11,000 metre planned program. Drilling productivity was lower than expected. As a result, the Company mobilized an additional drill rig to site and extended the drilling program by two weeks to late September in order to achieve as many meters as possible. The Company forecasted completion of approximately 9,000 to 9,500 metres of drilling. The Company also reported that sample preparation would be completed in-country at a new laboratory in Nuuk for 2017.

On October 10, 2017, the Company announced the report on the first assays received from the 2017 drilling program.

Two holes totalling 1,169 metres were completed at the Mikissoq target (see Figure 3) which is located in the central portion of the Greenland Norite Belt. Hole MQ-17-135 was collared to test 50 metres down dip of hole MQ-16-118 and intersected a 75.75 metre long zone grading 1.10% nickel and 0.43% copper from 359.85 to 435.6 metres down hole.  The mineralization was similar in nature to previous intersections comprising of both magmatic and remobilized sulphides (see Figure 4). The sulphide content is variable with higher grade intervals occurring in both the upper and lower portions of the zone.

359.85 — 370.10m:	2.29% nickel and 1.33% copper over 10.25 metres

416.35 — 435.60m:	1.89% nickel and 0.26% copper over 19.25 metres incl.

2.94% nickel and 0.29% copper over 6.0 metres

The mineralization is characterized by high nickel tenors (percent nickel re-calculated to 100% sulphides) of typically between 8 and 11%, as evidenced by a sample of a near massive sulphide vein that assayed  9.55% nickel and 0.80% copper over 0.30 metres from 425.90 to 426.20 metres. This sample also contained elevated cobalt and Pt+Pd+Au values of 0.24% and 0.61 g/t, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

A wide mylonite zone was intersected a short distance below the mineralized zone from 437.80 to 456.50 metres. The mylonite zone is interpreted to be shallowly dipping and have a reverse sense of movement with the SE block “up” based on oriented structural data collected from a downhole Televiewer survey. This interpretation led to a decision to extend the hole with the possibility of intersecting a second faulted extension of the zone. The hole extension (495 to 783 metres) did not intersect a second sulphide zone but did encounter several norite intervals at depth, locally containing trace amounts of sulphides.

A second hole, MQ-17-139, was collared to test for the zone  approximately 50 metres along strike to the southwest of hole MQ-16-117 and intersected a wide zone of norite, locally containing weakly disseminated and blebby sulphides. Assays for samples from the extension of MQ-17-135 and from MQ-17-139 are pending.

The lower Mikissoq zone has been intersected over a dip extent of 165 metres, dips sub-vertically and is interpreted to have a pipe-like geometry. BHEM results from MQ-17-135 are dominated by in-hole responses correlating with the more highly sulphidic upper and lower portions of the zone and by a stronger off-hole response located up plunge in the direction of previous drilling. These results do not preclude the continuation of less conductive disseminated and blebby magmatic sulphides in a down dip direction. A possible off-set along the shallowly dipping mylonite zone is yet to be determined.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 1. Location map for the Maniitsoq nickel sulphide project and the area of the watershed Prospecting Licence.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 2. Location of 2017 drilling.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 3. Surface drill plan map of the Mikissoq area.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 4. Vertical cross section through the Mikissoq mineralized zones. The azimuth of the section is 145° and it looks N055°E.

7258200 N
100 m
477900 E
200 m
7258100 N
300 m
7258000 N
478000 E
400 m
7257900 N
500 masl
400 masl
300 masl
A
A'
MQ-13-027
MQ-13-029
MQ-14-073
MQ-15-074
MQ-16-113
MQ-16-117
MQ-16-118
MQ-17-135
MQ-17-139
24.98 m @ 0.71% Ni, 0.31% Cu
13.47 m @ 0.68% Ni, 0.34% Cu
21.50 m @ 0.68% Ni, 0.48% Cu
7.75 m @ 0.76% Ni, 0.28% Cu
9.99 m @ 4.65% Ni, 0.33% Cu
16.95 m @ 0.84% Ni, 0.29% Cu
12.90 m @ 0.83% Ni, 0.24% Cu
6.56 m @ 1.59% Ni, 0.22% Cu
MQ-16-113
53.25 m @ 0.81% Ni, 0.36% Cu
Incl. 5.15 m @ 2.56% Ni, 0.37% Cu
and 5.00 m @ 1.10% Ni, 0.57% Cu
and 3.80 m @ 1.87% Ni, 0.28% Cu
MQ-16-117
74.05 m @ 1.08% Ni, 0.54% Cu
Incl. 5.30 m @ 2.10% Ni, 0.44% Cu
and 13.65 m @ 1.84% Ni, 0.64% Cu
and 5.55 m @ 1.26% Ni, 0.45% Cu
MQ-16-118
47.00 m @ 0.51% Ni, 0.25% Cu
Incl. 15.00 m @ 1.03% Ni, 0.32% Cu
MQ-17-135
75.75 m @ 1.10% Ni, 0.43% Cu
Incl. 10.25 m @ 2.29% Ni, 1.33% Cu
and 19.25 m @ 1.89% Ni, 0.26% Cu
?
Legend
Upper mineralized zones
Lower mineralized zone
Mylonite
Pegmatite
Tonalite
Norite observed / interpreted
Leuconorite
Mafic intrusive
Amphibolite
Mafic gneiss
Orthogneiss
2017 Lower Zone intercept[1]
2016 Lower Zone intercept[1]
2013 -2014 Upper Zone intercept[1]
1. Lengths are core lengths not true widths
Note:
MQ-17-135 continues for 199 m beyond lower boundary of section
0 25 50 75 100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MIKISSOQ TARGET
VERTICAL CROSS SECTION
A - A' ± 25m
LOOKING NE (055°)
WGS84 UTM Z22N
06-Oct-2017

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

On October 19, 2017, the Company announced further drilling results received from two 2017 drill holes completed to test the Spotty Hill target at the Imiak Hill Complex (IHC).This drilling extended the known mineralization and indicated further potential at depth. The 2017 exploration program was concluded in late September and included 23 drill holes totaling 8,767 metres.

The 2017 exploration program was focussed on step-out drilling at the Imiak Hill Complex, Fossilik and P-013SE areas. The program also included borehole electromagnetic (BHEM), optical televiewer and physical property surveys, surface electromagnetic and induced polarization geophysical surveys, mapping, structural geological studies and 3D modeling. Three drill rigs were in operation during September, including a rig sourced from a second drilling contractor in order to increase drilling production.

Two holes totalling 966 metres were completed at the Spotty Hill zone (see Figure 5) located 1.3 kilometres southeast of Mikissoq at the Imiak Hill Complex. The zone consists of both disseminated and blebby magmatic sulphides as well as remobilized semi-massive to massive stringer, vein and breccia sulphides. The mineralization exhibits high nickel tenors (percent nickel re-calculated to 100% sulphides) of typically between 8.5 and 10.5% as well as elevated PGM contents. The steeply southwest dipping and moderately southeast plunging zone is well defined over a plunge extent of 300 metres based on drilling and BHEM surveys completed prior to 2016. Drilling completed in 2016 and 2017 consisted of widely spaced deeper step-out holes and extended the mineralization over a total plunge extent of 400 metres. BHEM surveys of the 2016 and 2017 holes define anomalies which show a potential change in orientation of the conductive trend at depth (see Figure 6).

Hole MQ-17-141 was designed to test 125 metres down plunge of previous hole MQ-16-121 which intersected 4.75 metres of 1.59% nickel and 0.30% copper (see News Release dated November 16, 2016). This new hole did not intersect significant mineralization but a BHEM survey of this hole, together with results from hole MQ-16-121, has confirmed the presence of untested moderate to high conductance anomalies located between the two holes.

Hole MQ-17-143 was drilled to test an off-hole BHEM anomaly detected from previous hole MQ-16-119 and intersected a melanorite-hosted zone of breccia sulphides and sulphide stringers at the target depth. This zone averaged 1.35% nickel, 0.26% copper and 1.85 g/t Pt+Pd+Au over 7.8 metres from 381.0 to 388.8 metres down hole and included a higher grade interval of 1.69% nickel, 0.33% copper and 2.71 g/t Pt+Pd+Au over 5.0 metres. One individual sample returned a highly anomalous gold grade of 10 g/t over 1 metre from 381.0 to 382.0 metres down hole. A wide zone of weakly mineralized melanorite was intersected in the immediate hanging wall to the high grade zone and returned 0.13% nickel over 39.0 metres from 342.0 to 381.0m down hole.

The sulphide zone in MQ-17-143 is visually very similar to the zone intersected at depth in MQ-16-121 consisting of a network of remobilized sulphide stringers wrapping around norite creating a brecciated appearance.  The sulphide zone in MQ-17-143 is located approximately 95 metres east-southeast (along strike and up-dip) of MQ-16-121. The orientation of interpreted BHEM plates suggests continuity in the mineralization between these two holes and represents a marked change in orientation when compared to the shallower southeast plunging conductive trend.

On November 14, 2017, the Company reported that assays have been received from three drill holes completed to test the P-013 SE target (Figure 2) on the Company’s 100% owned Maniitsoq nickel-copper-cobalt-PGM sulphide project in southwest Greenland.

Six holes totalling 1,331 metres were completed at the P-013 SE target located 9 km south of the Fossilik area in the central portion of the Greenland Norite Belt (see Figures 7 and 8). The initial three holes were abandoned due to drilling problems and an additional three holes were completed to target depth. The drilling was carried out to test the down dip extent of high grade nickel sulphide mineralization intersected in hole MQ-16-109 in 2016. The first drill hole, MQ-17-138, intersected a 53 metre interval of norite from 229 metres to 282 metres but did not contain significant mineralization. Based on BHEM results, this hole is interpreted to have been drilled off to the side of the zone. Two additional holes intersected nickel sulphide mineralization.

Hole MQ-17-140 was targeted using BHEM results from hole MQ-17-138 and intersected a wide zone of norite-hosted disseminated, patchy and remobilized breccia sulphides located 65 metres down dip of the high grade sulphides intersected in MQ-16-109. The new intersections in MQ-17-140 included:

•                  0.65% nickel, 0.47% copper and 0.38 g/t Pt+Pd+Au  over 20.85 metres from 247.35 to 268.20 metres including:

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

•                  0.75% nickel, 0.64% copper and 0.52 g/t Pt+Pd+Au over 14.25 metres and

•                  1.65% nickel, 0.12% copper and 0.19 g/t Pt+Pd+Au over 1.20 metres

Hole MQ-17-142 was a down dip step out and intersected the interpreted extension of the sulphide zone 75 metres down dip of MQ-17-140. Results included:

•                  5.7 metres of norite-hosted disseminated, blebby and fracture-controlled sulphides grading 0.50% nickel, 0.51% Cu and 0.79 g/t Pt+Pd+Au from 298.00 to 303.70 metres and

•                  a narrow interval of breccia sulphides grading 0.59% nickel, 0.72% copper and 0.30 g/t Pt+Pd+Au over 0.59 metres from 316.91 to 317.50 metres.

Borehole electromagnetic surveys confirmed the presence of high conductance anomalies between holes MQ-16-109 and MQ-17-140 and detected a moderate conductance off-hole anomaly located between holes MQ-17-140 and MQ-17-142 indicating continuity of the zone between the holes.

The P-013 SE zone has been intersected over a dip extent of 140 metres and is considered to be open down dip and along strike. Similar to other Maniitsoq sulphides zones, the P-013 SE zone is comprised both high grade remobilized sulphides which exhibit strong BHEM responses as well as disseminated to blebby sulphides with little or no BHEM response. This new zone is located approximately 225 metres southeast of the P-013 centre area which contains a steeply northwest dipping sulphide zone defined over a dip extent of 100 metres in previous drilling. The P-013 area represents a third location within the Greenland Norite Belt where multiple zones of mineralization have now been identified.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 5. Surface drill hole plan map of Spotty Hill.

478,800 mE
478,900 mE
479,000mE
479,100 mE
7,257,400 mN
7,257,300 mN
7,257,200 mN
7,257,100 mN
7,257,000 mN
Longitudinal Section Line
Inclined 82° SW (228°)
A
A'
Shallow Mineralization
Down Plunge Mineralization
Limit of Mapping
N
MQ-17-141
MQ-17-143
0 50 100
Meters
MQ-17-143:
7.80 m @ 1.35% Ni, 0.26% Cu, 0.04% Co, 1.85 g/t Pt+Pd+Au
Including:
5.00m @ 1.69% Ni, 0.33% Cu, 0.05% Co, 2.71 g/t Pt+Pd+Au
Surface Geology
Diabase
Mylonite
Granodiorite
Interpreted mineralized zone[1]
Norite
Pyroxenite
Orthogneiss
Fault
Projected from Subsurface
Significant 2017 intersection[1]
Shallow mineralization[1]
Down plunge mineralization[1]
NAN 2012 to 2016 drill hole[1]
Historical drill hole[1]
NAN 2017 drill hole[1]
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
SPOTTY HILL DRILL HOLE PLAN and SIGNIFICANT 2017 INTERSECTIONS
1. Projected vertically to surface
WGS84 UTM Z22N
13-Oct-2017

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 6. Inclined longitudinal section through the Spotty Hill mineralized zone. The azimuth of the section is 138°and it looks N 048°E and dips 82° SW.

0 mE
200 mE
300 mE
400 mE
Surface
A
A'
600 m
500 m
400 m
300 m
MQ-14-062:
26.92 m (11.08 m) @ 1.16, 0.28,0.04, 0.41
Incl. 8.55 m (3.39 m) @ 2.98, 0.59, 0.10, 0.86
MQ-14-052
8.30 m (3.81 m) @ 0.25, 0.06, 0.01, 0.08
MQ-14-065
61.29 m (20.54 m) @ 0.66, 0.17, 0.02, 0.25
Incl. 10.60 m (3.38 m) @ 1.69, 0.34, 0.05, 0.50
MQ-12-009
17.50 m (6.43 m) @ 0.27, 0.06, 0.01, 0.08
MQ-12-005
94.00 m (28.69 m) @ 0.94, 0.24, 0.03, 0.30
Incl. 23.87 m (6.83m) @ 1.70, 0.42, 0.05, 0.52
MQ-13-022Ext
20.07 m (6.20m) @ 0.68, 0.28, 0.02, 0.33
Incl. 3.17m (0.92 m) @ 1.60, 0.27, 0.05, 0.61
MQ-14-058
34.73 m (18.73 m) @ 0.53, 0.17, 0.02, 0.18
MQ-15-075
19.25 m (8.03 m) @ 0.92, 0.21, 0.03, 0.28
Incl. 15.55 m (6.73 m) @ 1.06, 0.24, 0.04, 0.31
MQ-14-040
5.70 m (2.37 m) @ 0.36, 0.08, 0.01, 0.14
MQ-16-119
NSV
MQ-17-143
7.80 m (5.82 m) @ 1.35, 0.26, 0.04, 1.85
Incl. 5.00 m (3.73 m) @ 1.69, 0.33, 0.05, 2.71
(Intersection is 40 m behind section)
MQ-16-121
4.75 m (2.84 m) @ 1.59, 0.30, 0.04, 0.66
Notes:
1. Section azimuth = 138°
2. Section dip = 82° SW (228°)
3. Section looks NE (048°)
4. NSV = No significant values
0 25 50 75 100
Meters
Legend
2017 pierce point*
2012 to 16 pierce point*
Interpreted zone of mineralization
Conductive plate modeled from borehole EM (BHEM) data
Conductive trend
*Pierce points are labeled with
Length (true thickness) @ %Ni, %Cu, %Co, g/t Pt+Pd+Au
MQ-17-141
NSV
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
INCLINED LONGITUDINAL SECTION THROUGH SPOTTY HILL (± 25 m)
WGS84 UTM Z22N
13-Oct-2017

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 7: Plan map of the P-013 area showing locations of diamond drill holes, interpreted VTEM conductors and selected assay composites. 2017 hole collars are colored in yellow.

475000 mE
475200 mE
475400 mE
475600 mE
7240000 mN
7239800 mN
7239600 mN
Legend
VTEM Anomalies
Strong
Moderate
Weak
VTEM conductor axis
VTEM flight line
Drill Hole Lithology
Casing / overburden
Carbonatite
Mafic Dyke
Diorite
Leucogabbro
Semi-massive sulphide
Mineralized norite
Norite / leuconorite
Pyroxenite
Amphibolite
Mafic gneiss
Granite / granodiorite gneiss
Drill Hole Collar Symbols
Hole drilled in 2017
Hole drilled from 2013 to 2016
P-013 NW
P-013 Centre
P-013 SE
Sulphide lenses, as currently defined, projected vertically to surface
Section Line
A
A'
MQ-16-109:
38.75 m @ 1.19% Ni, 0.43% Cu
Incl. 13.35 m @ 2.88% Ni, 0.80% Cu
MQ-17-140:
20.85 m @ 0.65% Ni, 0.47% Cu
Incl. 14.25 m @ 0.75% Ni, 0.64% Cu
and 1.20 m @ 1.65% Ni, 0.12% Cu
MQ-17-142:
5.70 m @ 0.50% Ni, 0.51% Cu
MQ-16-109
MQ-17-140
MQ-17-142
MQ-17-134
MQ-17-136
MQ-17-137
MQ-17-138
N
0 50 100 150 200
Meters
P-013 Area, Maniitsoq Project
DRILL PLAN MAP
WGS84 UTMZ22N
08-Nov-2017

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Figure 8: Vertical cross section through the P-013 SE mineralized zone. The azimuth of the section is 137° and it looks N047°E.

100 m
200 m
300 m
A
A'
Surface
300 m
200 m
100 m
MQ-15-080
MQ-16-109
MQ-17-140
MQ-17-142
Interpreted
Mineralized Zone
MQ-16-109
38.75 m @ 1.19, 0.43, 0.23
incl. 13.35 m @ 2.88, 0.80, 0.46
MQ-17-140
20.85 m @ 0.65, 0.47, 0.38
incl. 14.25 m @ 0.75, 0.64, 0.52
and 1.20 m @ 1.65, 0.12, 0.19
MQ-17-142
5.70 m @ 0.50, 0.51, 0.79
MQ-17-142
0.59 m @ 0.72, 0.27, 0.30
MQ-17-142
7.15 m @ 0.23, 0.09, 0.13
incl. 0.90 m @ 0.59, 0.29, 0.39
Legend
Interpretation
Interpreted mineralization
Drill Hole Lithology
Overburden
Shear zone
Mylonite
Disseminated sulphides
Norite
Leuconorite
Diorite
Granodiorite
Amphibolite
Mafic gneiss
Orthogneiss
Bore Hole EM (BHEM)
Modeled conductive plate
Notes
1. Intersections are labeled with Length @ %Ni, %Cu, g/t Pt+Pd+Au
2. Lengths are core lengths not true thickness.
0
25
50
75
100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
P-013 SE TARGET
VERTICAL CROSS SECTION
A - A' ± 20m
Looking NE (047°)
WGS84 UTM Z22N
08-Nov-2017

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Outlook — Exploration and Development for 2017

The Company completed their 2017 exploration program in late September. This program included 8,767 metres of drilling in 23 holes, borehole electromagnetic (BHEM), optical televiewer and physical property surveys, surface electromagnetic and induced polarization geophysical surveys, mapping, structural geological studies and 3D modeling. The program focussed on step-out drilling at the Imiak Hill Complex, Fossilik and P-013 SE.

Initial results from the drilling program have expanded the footprint of both the Mikissoq and Spotty Hill sulphide zones. The Company will continue to report assay results as received and expects to conclude this reporting by year end. Analysis of data and results from the 2017 exploration is on-going and will form the basis for 2018 exploration program.

During 2018, the Company will continue its development of the following infrastructure:

Hydroelectric Power Development - North American Nickel’s application to the MLSA for a prospecting licence for a watershed adjacent to the Maniitsoq project was submitted to the Greenland government on September 16, 2016. The application requested approval for the Company to begin the collation of available hydrologic, cultural, social and environmental data to assist in the design of future data gathering on the ground. On March 29, 2017, the Company was granted a watershed prospecting licence. A contract was signed with Efla Consulting Engineers (Iceland) on May 5, 2017 to undertake an assessment of hydropower potential in watershed 0.6H. The first report from Efla was received September 18, 2017. In this pre-feasibility memo and two high priority sites (02.a at 100 GWh/annum and 02.d at 120 GWh/annum) have been defined for further study. The second report from Efla is due before the end of 2017 and will present a pre-feasibility analysis of these two areas.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore. The location of the tailings facility and the process to assess a suitable site for tailings disposal/storage must be undertaken subsequent to the delineation of a mineable nickel deposit thereby avoiding long distance transport of tailings. The development of a tailings facility is considered as a component of an Environmental Impact Assessment. The process includes the determination of the scope of disposal (underground or surface), the selection of several potential tailings sites and the review of these sites for their suitability in terms of environmental impact. Review is done by external advisors to the Greenland government and may include environmental consultants or experts from Aarhuis University (Denmark).  Subsequent to public consultation a white paper is produced which will identify any issues that need addressing by the Company. Following this is an abandonment plan to produce the best possible environmental solution.

Corporate Social Responsibility for Greenland

The Company completed presentations in August 2017 to communities bordering the Maniitsoq project, including Nuuk, Napasoq, Atammik, Maniitsoq and Sisimiut. The presentations were made in both Greenlandic and Danish with the help of an interpreter. Regional associations (Arctic Business Councils and the Fishers and Hunters Association (KNAPF)) were updated with regards to the Company’s exploration progress and upcoming plans for 2018. A compilation of the minutes from the community engagements and a copy of the powerpoint presentation were given to the Qeqqata Municipality. A helicopter-supported tour of the Maniitsoq exploration camp, active drill sites and geophysical crews in the field was given to the Prime Minister and Deputy Premier of Greenland and several Civil Service dignitaries.

A compilation of expenditures and suppliers of goods and services made by the Company in Greenland since 2012 has been prepared by Xploration Services in preparation for presentation to members of the Town Council of Maniitsoq and Sisimiut. These councils requested the database and a summary of the Company’s hiring practices of Greenlanders since 2011. The hiring records have been compiled and forwarded to the town councils. The expenditures compilation for the goods and services sector will demonstrate the details of the Company’s expenditures in the goods and services sector and underscore the fact that 60% of all funds raised for the project are spent on Greenlandic companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company had an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $138 and the issuance of 1,000,000 common shares.   The Company exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past—producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

Exploration History - 2011 to 2016

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

•                  A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

•                  A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

The Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drillholes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

Year ended December 31, 2016

Work completed on the property during 2016 consisted of geological traverses, prospecting, sampling and trenching carried out in May and June. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

A final report on an NSERC project completed on the Post Creek Property was received in March 2016 and confirmed the identification of Quartz Diorite (“Post Creek Quartz Diorite” or “CJ Quartz Diorite”) in surface trenches. The authors were unable to verify if the exposed Quartz Diorite represented an extension of the Whistle Offset Dyke or a separate new Offset Dyke, but favored the latter. Regardless, the confirmation of Quartz Diorite has significant implications for the exploration potential of the property.

In October 2016, three trenches exposed earlier in 2016 were mapped in detail and identified abundant Sudbury Breccia, locally containing disseminated sulphides. The Sudbury Breccia exposed in the trenches and nearby outcrops are interpreted

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017 to be part of a larger Sudbury Breccia belt which is at least 300 metres by 300 metres in size. The breccia belt lies approximately along the projected trend of the Whistle Offset Dyke located on KGHM property to the southwest.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Outlook — Exploration and Development for 2017

The Company plans to file assessment work carried out in 2016. In 2017, the Company initiated support for a two-year MITAC project whereby a MSc student will be carrying out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The Company’s support for this project includes internship payments of $7.5 per annum for two years and access to company exploration data. The Company plans to review and synthesize all newly obtained data to formulate a work plan aimed at defining the overall extents footwall breccia zones and quartz diorite dykes and identifying geological and/or geophysical drill targets.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $120 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 Km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Exploration History 2011 to 2016

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drillhole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.  The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

Year ended December 31, 2016

Work completed on the property during the year ending December 31, 2016 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Outlook — Exploration and Development for 2017

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

US Nickel Project - Michigan

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. To date, the Company paid the rental fees for two years (2016 and 2017), plus the required reclamation deposit of US $10,000. The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

There was no exploration work performed during the nine months period ended September 30, 2017.

Outlook — Exploration & Development for 2017

A surface time-domain Electromagnetic survey planned for 2017 will be deferred until 2018 and will be contingent on the submission and approval of work permits.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations.  The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of Q3 2017, the Company had working capital of $4,349 (September 30, 2016 - $5,281) and reported accumulated deficit of $25,943 (December 31, 2016 - $23,972). The Company will require additional funds to continue its planned operations and meet its obligations.

As at September 30, 2017, the Company had $5,850 in available cash, cash equivalents and short-term investments (December 31, 2016— $3,330). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

Selected Financial Information

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

	Three months ended September 30, 2017		Nine months ended September 30, 2017
In thousands of CDN dollars, except per share amounts	2017	2016	2017	2016

Net loss	600	701	1,626	1,546
Basic and diluted loss per share	0.00	0.00	0.00	0.01
Share capital	74,266	62,802	74,266	62,802
Common shares issued	554,595,167	368,581,886	554,595,167	368,581,886
Weighted average shares outstanding	534,103,943	293,271,582	436,049,679	236,604,218
Total assets	55,057	43,031	55,057	43,031
Investment in exploration and evaluation assets	7,374	4,789	10,626	7,385

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Results of Operations

Net loss in Q3 2017 totalled $600 and was $101 lower compared to a loss in Q3 2016 of $701.  The key items contributing to a higher loss in Q3 2016 were interest costs in foreign exchange loss in aggregate of $261 in Q3 2016 which were not incurred in Q3 2017.  The higher loss in Q3 2016 was offset by higher administrative costs of $165 in Q3 2017.

Total Assets

Total assets during the Q3 2017 increased by a net of $13,175 from the end of FY 2016.  The increase is attributed to an increase in cash and cash equivalents and short-term investments of $2,520, an increase to exploration and evaluation assets of $10,628 and a minor increase to receivables and other current assets of $49 offset by a minor decrease to property, plant and equipment of $22.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates primarily to the Greenland property.  During YTD 2017, the Company spent a total of $10,628 in additions to exploration and evaluation assets, of which $10,558 related to Greenland and $68 to other properties located in Canada and in USA.

Quarterly Results of Operations

In thousands of CDN dollars, except per share amounts	2017 3rd quarter	2017 2nd quarter	2017 1st quarter	2016 4th quarter
Statement of Loss

Interest income	11	4	5	7
Net loss	600	672	954	630
Net loss per share - basic and diluted	0.00	0.00	0.01	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	5,850	10,511	2,388	3,330
Total assets	55,057	52,593	41,358	41,882
Net assets	53,366	50,997	41,198	41,700
Share capital	74,266	71,727	62,906	62,906
Common shares issued	554,595,167	513,612,719	368,581,886	368,581,886
Weighted average shares outstanding	436,049,679	403,644,285	269,778,932	236,778,932

In thousands of CDN dollars, except per share amounts	2016 3rd quarter	2016 2nd quarter	2016 1st quarter	2015 4th quarter
Statement of Loss

Interest income	10	6	5	5
Net loss	701	857	689	539
Net loss per share - basic and diluted	0.00	0.00	0.00	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	5,642	3,955	2,052	2,825
Total assets	43,031	36,548	32,129	32,729
Net assets	42,406	31,395	31,998	32,480
Share capital	62,802	51,260	51,165	51,165
Common shares issued	368,581,886	208,581,886	207,629,506	207,629,506
Weighted average shares outstanding	236,604,218	207,959,176	207,629,506	188,384,506

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Three Months Ended September 30, 2017, and September 30, 2016

A net loss of $600 in Q3 2017 compared to a net loss of $701 in Q3 2016 resulted in a decreased loss of $101 quarter-over-quarter and was due to the following events with interest finance cost being the most significant:

•                  Interest on loan totaled $170 in Q3 2016 compared to a nil amount in Q3 2017.

•                  The loss in Q3 2016 was further increased by the foreign exchange loss of $91 compared to a loss of $2 in Q3 2017.

•                  The lower loss in Q3 2017 was increased by higher general and administrative expenses in Q3 2017 of $595 compared to $430 in Q3 2016 ($165 increase on quarter-over-quarter basis).

•                  Other items such as amortization, and interest income in aggregate of $7 further contributed to reduction of a loss in Q3 2017 when compared to Q3 2016.

Nine Months Ended September 30, 2017, and September 30, 2016

The Company incurred a net loss of $2,226 during YTD 2017 compared to a net loss of $2,247 during YTD 2016 resulting in a decreased loss of $21 (period-over-period).  The higher loss in YTD 2017 was driven mainly driven higher general and administrative costs in YTD 2017 of $1,739 compared to $1,416 in YTD 2016 resulting in $323 increase in period-over-period. The higher general and administrative expense in YTD 2017 were mainly due to increased investor relations related expenditures due to the financing transactions completed during YTD 2017, higher salaries and higher travel costs.  In addition, share-based payments amount of $451 in YTD 2017 was $213 higher compared to YTD 2016 of $238 and thus further contributing to a higher loss in YTD 2017.  The higher share-based payments amount in YTD 2017 results from options issuance in February 2017.

The increased loss in YTD 2017 was offset by the following lower expenditures in YTD 2017 when compared to YTD 2016:

•                  Finance and interest related costs incurred in YTD 2016 of $393 were not incurred in YTD 2017.

•                  Foreign exchange loss in YTD 2017 of $14 was $131 lower when compared to a loss of $145 in YTD 2016.

•                  Other items such as amortization and property investigation costs in aggregate of $33 further contributed to reduction of a loss in YTD 2017 when compared to YTD 2016.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

On June 8, 2017, the Company closed an equity financing offering for total gross proceeds of $10,877. This financing transaction will improve the liquidity and will increase the capital resources of the Company.

Further, on August 15, 2017, the Company completed a non-brokered private placement of units of the Company (“Units”). Each Unit consists of one common share of the Company (each a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one Common Share at an exercise price of $0.12 per Common Share for a period of 24 months from its date of issuance.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Aggregate gross proceeds of $3,074 were raised through the issuance of 40,982,448 Units pursuant to the private placement.

Working Capital

As at September 30, 2017, The Company had working capital of $4,349 (December 31, 2016 - $3,290), calculated as total current assets less total current liabilities.  The increase in working capital is mainly due to the cash inflow from the financing transaction completed during YTD 2017 offset by the usage of cash to fund exploration expenditures and general corporate expenses.

Going Concern

As at September 30, 2017 the Company had accumulated losses totaling $25,943. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum.  During YTD 2017, the Company paid $10 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum.  During YTD 2017, the Company paid $8 which will be deducted from any payments to be made under the NSR.

The Company had no contingent liabilities as at September 30, 2017.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at September 30, 2017.

Transactions with Related Parties

The Company’s related parties as defined by International Accounting Standard 24 “Related Party Disclosures” (IAS 24), include the Company’s subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which is the amount of consideration established and agreed upon by the related parties. All related party transactions entered by the Company have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during Q3 2017 and Q3 2016 are listed below:

(a)         Transactions with Related Parties:

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

On August 15, 2017, Sentient subscribed for a total of 38,666,666 Units under the private placement equity financing transaction for a total net proceeds of $2,900.  As part of the subscription, Sentient was granted 19,333,333 common share purchase warrants exercisable at $0.12 for a period of 24 months.

On June 8, 2017, Sentient acquired 94,666,666 Units in the equity financing for net proceeds of $7,100.  As part of the Offering, Sentient was granted 47,333,333 common share purchase warrants exercisable at $0.12 for a period of twenty-four months.

Sentient now beneficially owns 356,476,487 Common Shares constituting approximately 64.27% of the currently issued and outstanding Common Shares.

During YTD 2017, the Company recorded $231 (2016 - $264) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During YTD 2016, the Company recorded $16 in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which was included in general and administrative expense.  There were no such fees recorded during YTD 2017.

During YTD 2016, the Company issued 952,380 common shares to Sentient for a fee for advancing the loan of $4,500 at a fair value of $95.  The Company discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $298 was booked to capital contribution reserve.  The amount of $128 in interest expense was recorded in the consolidated statements of comprehensive loss.

(b)         Compensation of Key Management Personnel

	Six Months Ended September 30,
In thousands of CDN dollars	2017	2016
Geological consulting fees - expensed	10	8
Geological consulting fees — capitalized	140	47
Management fees — expensed	539	499
Salaries — expensed	88	72
Stock based compensation	331	136
	1,108	762

Financial Instruments

In thousands of CDN dollars	Fair Value at September 30, 2017	Basis of Measurement	Associated Risks
Cash and cash equivalents	1,850	Loans and receivables	Credit and foreign exchange
Short term investments	4,000	Loans and receivables	Credit
Receivable and other current assets	190	Loans and receivables	Credit, foreign exchange
Trade, payables and accrued liabilities	1,691	Amortized cost	Foreign exchange

Loans and receivables— Cash and cash equivalents, short-term deposits, accounts receivables and other current assets, trade, other payables and accrued liabilities mature in the short term and their carrying values approximate their fair values.

Future Accounting Standards and Pronouncements

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017 are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 to replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple element arrangements.  Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.  The Company has not yet assessed the impact of this standard.

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17.  Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet).  IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts.  The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees.  The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.  The Company has not yet assessed the impact of this standard.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company.  These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties

•                  The Company has negative operating cash flows and might not be able to continue as a going concern;

•                  The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;

•                  The speculative nature of resource exploration and development projects;

•                  The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;

•                  The Company’s ability to successfully establish mining operations and profitable production;

•                  Operations of the Company are carried out in geographical areas that are subject to various other risk factors;

•                  The economic uncertainty of operating in a developing country such as PNG, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;

•                  Other foreign operations risks; potential changes in applicable laws and government or investment policies;

•                  The Company is not insured against all possible risks;

•                  Environmental risks and hazards;

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

•                  The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;

•                  The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;

•                  Increased competition in the mineral resource sector;

•                  The Company may have difficulty recruiting and retaining key personnel;

•                  Currency fluctuations risk;

•                  Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;

•                  No production revenues;

•                  Stock exchange prices;

•                  Conflicts of interest;

•                  Ability to exercise statutory rights and remedies under Canadian securities law;

•                  Enforceability of foreign judgements;

•                  Unforeseen litigation;

•                  The Company’s future sales or issuance of common shares;

•                  Risk of suspension of public listing due to failure to comply with local securities regulations;

•                  The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;

•                  Risk of fines and penalties; and

•                  Risk of improper use of funds in local entity.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	554,595,167
Preferred shares	590,931
Stock options	19,720,500
Warrants	176,175,413
Fully diluted share capital	751,082,011

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.                  controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

ii.               a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and nine months ended September 30, 2017

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Patricia Tirschmann, P. Geo, the qualified person for the Company under National Instrument 43-101. Ms. Tirschmann is a “Qualified Person” as defined by NI 43-101. Ms. Tirschmann verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated February 1, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com.